Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

March 12, 2024

VIA EDGAR CORRESPONDENCE

Mindy Rotter

U.S. Securities and Exchange Commission

Division of Investment Management

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	Exchange Listed Funds Trust (File Nos. 333-180871 and 811-22700)

Dear Ms. Rotter:

On behalf of Exchange Listed Funds Trust (the “Trust”), this letter responds to comments you provided regarding the SOX review of recent filings relating to the following series of the Trust (each a “Fund”):

1.	QRAFT AI-Enhanced U.S. Large Cap ETF (“QRFT”)
2.	QRAFT AI-Enhanced U.S. Large Cap Momentum ETF (“AMOM”)
3.	QRAFT AI-Enhanced U.S. Next Value ETF (“NVQ”)
4.	Armor US Equity Index ETF (“ARMR”)
5.	Cabana Target Drawdown 7 ETF (“TDSB”)
6.	Cabana Target Drawdown 10 ETF (“TDSC”)
7.	Cabana Target Leading Sector Moderate ETF (“CLSM”)
8.	Corbett Road Tactical Opportunity ETF (“OPPX”)

For your convenience, your comments and the Trust’s responses are set forth below.

Comment 1

Please confirm to the Staff in correspondence whether each nondiversified Fund continues to maintain its nondiversified status. The Staff notes that if any of the Funds have been operating as diversified Funds for more than three years, that Fund will require shareholder approval prior to changing its status back to a nondiversified Fund.

Response to Comment 1

Each of NVQ, ARMR, and OPPX have since liquidated. Each of TDSB and TDSC are diversified funds. Each of AMOM and CLSM are classified as non-diversified and are within three years of their inception date. The Trust will continue to monitor their diversification status and will reflect each Fund as diversified if it has not operated in a non-diversified manner for more than three years at the Fund’s next applicable prospectus update.

Comment 2

The Staff notes that TDSB, TDSC, and CSLM have a significant amount of their net assets in other funds. The Staff requests that the Trust provide disclosure in the financial statements informing shareholders how they may obtain a copy of the underlying funds’ financial statements on a going forward basis.

Response to Comment 2

The Trust will consider adding such disclosure in future filings.

Comment 3

The Staff notes that the prospectuses filed on Edgar for each Fund were one day late. Please explain in correspondence the delay in filing.

Response to Comment 3

Exchange Traded Concepts, LLC (the “Adviser”) was informed by the Fund’s former counsel that they had submitted materials to the Fund’s financial printer on August 28, 2023, which is day 120 for purposes of Rule 8b-16 compliance, but that the financial printer would be unable to generate the required XBRL tagged filing proof prior to the filing deadline on August 28, 2023. The 485BPOS filings were made the next business day once the filing submission was completed in the required format. The effective date of each 485BPOS filing was September 1, 2023. The Adviser confirmed with counsel that no recission risks were present as the financial statements were not stale and the then current registration statements remained effective.

Comment 4

The Staff notes that the Funds’ expense structure appears to be arranged in a unitary fee structure whereby the advisor is obligated to pay service providers on behalf of the Fund. Please describe in correspondence if the advisor is current with all payments to Fund service providers. Additionally, describe if the agreement filed with the Staff contains provisions whereby the Fund is contractually obligated to pay such service providers.

Response to Comment 4

The Adviser is current with all payments to Fund service providers with respect to the Funds.

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Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,
CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Traded Concepts Trust

Richard Coyle, Esq., Partner, Chapman and Cutler LLP